P.E. 11/30/01

02017040

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of NOVEMBER 2001

CUMBERLAND RESOURCES LTD.

906-595 HOWE STREET, VANCOUVER, BC, CANADA, V6C 2T5

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X Form 40-F ________

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ________ No X

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CUMBERLAND RESOURCES LTD.
(Registrant)

Date February 22, 2002

Glen Dickson, President

Listed on the Toronto Stock Exchange:CBD

CUMBERLAND RESOURCES LTD

#906 – 595 Howe Street
Vancouver, BC V6C 2T5
Phone: 604 608-2557
Fax: 604 608-2559
Website: www.goldmin.com
Email: cumberland@telus.net

News Release 01-07
November 22, 2001

NEWS RELEASE

MEADOWBANK GOLD PROJECT: VAULT DEPOSIT METALLURGICAL STUDIES POSITIVE. ECONOMIC STUDIES NEARING COMPLETION.

CUMBERLAND RESOURCES LTD. (CBD-TSE) is pleased to announce that initial metallurgical test work on the Vault gold deposit has returned predicted extractions of 92%.

The Vault is the fifth gold deposit to be outlined at the Meadowbank Gold project (100% owned), located 70 km north of the Hamlet of Baker Lake, Nunavut. Resource studies, recently concluded by MRDI Canada, estimate an inferred category resource of 7.47 million tonnes grading 3.90g/t gold or 936,700 contained ounces at the Vault deposit (see news release 01-06).

Pre-feasibility studies, completed 18 months ago on the original Meadowbank gold deposits, concluded that initial gravity separation with subsequent flotation-concentration and on-site leaching produced 92.4% predicted extractions. Metallurgical composites from the new Vault deposit have yielded average flotation gold recoveries of 87.1%. If the gold extracted by gravity methods is included the average gravity-flotation recovery is 92.1%. This confirms, on a preliminary basis, that the same method of gold extraction applied to the original Meadowbank deposits can also be applied to the new Vault deposit with similar results. Test work was performed by Process Research Associates Ltd. of Vancouver, B.C.

Economic Analysis Nearing Completion

With the addition of the Vault, total project resources have increased by approximately 50% since the completion of pre-feasibility studies on the original four gold deposits. Scoping level economic studies to assess the impact of the additional inferred resource at the Vault deposit are nearing completion. The deposit's proximity to the original four gold deposits (5km away) and near surface resources will have a positive effect on the economics of the project. The Company is utilizing the pre-feasibility level resources and reserves, capital and operating cost estimations and mine schedules generated 18 months ago.

Cumberland Resources is a Canadian gold exploration company with interests in two of the largest undeveloped gold projects in Canada: Meadowbank (100%) with 3 million oz. resource and Meliadine West (22% carried) with a net 1 million oz. resource. The Company is well financed with approximately $4.7 million in cash to advance these outstanding projects. All projects are located in Nunavut, Canada.

For further information, please contact Mr. Glen Dickson, President, or Mr. Kerry Curtis, Senior Vice President.

CUMBERLAND RESOURCES LTD.

"Kerry M. Curtis, B.Sc., P.Geo."
Senior Vice President